

November 7, 2019

Leigh Vosseller
Chief Financial Officer
Tandem Diabetes Care, Inc.
11075 Roselle Street
San Diego, CA 92121

> **Re: Tandem Diabetes Care, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 26, 2019**
> **Form 8-K filed November 4, 2019**
> **File No. 001-36189**

Dear Ms. Vosseller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 1 - Organization and Basis of Presentation
Revenue Recognition for Arrangements with Multiple Deliverables, page 89

1. We note you have identified certain complementary products as separate performance obligations that are satisfied over the four year warranty period. Please address the following:

   - Explain in more detail the nature of the complementary products and how you evaluated these arrangements under ASC 606-10-25-19 to 25-22.
   - Tell us the time period over which these performance obligations are recognized. In this regard we note your disclosure the performance obligations are satisfied over the four year warranty period. However we note that all of your deferred revenue is classified as a current liability on your balance sheet.

Form 8-K filed November 4, 2019

Exhibits

2. We note that you discuss Adjusted EBITDA in your Third Quarter 2019 Highlights and Financial Results sections without a discussion of the most directly comparable GAAP measure. We also note that you discuss forecasted Adjusted EBITDA in your 2019 Annual Guidance section without a corresponding discussion of the most directly comparable forward-looking non-GAAP measure. Please revise future filings to present with equal or greater prominence the most directly comparable GAAP measure to Adjusted EBITDA and forecasted Adjusted EBITDA. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures.

3. Additionally please revise future filings to provide a reconciliation of Adjusted EBITDA and forecasted Adjusted EBITDA to the most directly comparable financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Eric Atallah, Senior Accountant, at (202) 551-3663 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences